================================================================================


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              TRITON ENERGY LIMITED
                                (Name of Issuer)



                8% CONVERTIBLE PREFERENCE SHARES, $0.01 PAR VALUE
                         (Title of Class of Securities)



                                    G90751143
                                 (CUSIP Number)



                             LAWRENCE D. STUART, JR.
                                HM4 TRITON, L.P.
                   C/O HICKS, MUSE, TATE & FURST INCORPORATED
                               200 CRESCENT COURT
                                   SUITE 1600
                               DALLAS, TEXAS 75201
                                 (214) 740-7300

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                    Copy to:

                               MICHAEL D. WORTLEY
                             VINSON & ELKINS L.L.P.
                            3700 TRAMMELL CROW CENTER
                                2001 ROSS AVENUE
                               DALLAS, TEXAS 75201
                                 (214) 220-7732

                                 JANUARY 4, 1999
     (Date of Event which Requires Filing of this Statement on Schedule 13D)

================================================================================

                                  SCHEDULE 13D

CUSIP NO. G90751143                                                PAGE 2 OF 12

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO. OF
    ABOVE PERSON

                  HM4 Triton, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

                                    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


                  Cayman Islands
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES                           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING                      4,937,363*
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                                    0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                                4,937,363*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                4,937,363*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                  98.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

                                  PN
--------------------------------------------------------------------------------

* Each 8% Convertible Preference Share referenced herein currently is convertible into four Ordinary Shares, par value $0.01 per share, of Triton Energy Limited, which Ordinary Shares may be deemed to be beneficially owned by HM4 Triton, L.P. A statement on Schedule 13D relating to Triton Energy Limited's Ordinary Shares previously was filed by the Reporting Person with the Securities and Exchange Commission on October 13, 1998.

                                  SCHEDULE 13D

CUSIP NO. G90751143                                                PAGE 3 OF 12

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO. OF
    ABOVE PERSON

                           HM4/GP Partners Cayman, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

                           WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


                           Cayman Islands
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES                           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING                      4,937,363*
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                                    0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                                4,937,363*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                4,937,363*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                 98.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

                                  PN
--------------------------------------------------------------------------------

* Each 8% Convertible Preference Share referenced herein currently is convertible into four Ordinary Shares, par value $0.01 per share, of Triton Energy Limited, which Ordinary Shares may be deemed to be beneficially owned by HM4/GP Partners Cayman, L.P. A statement on
         Schedule 13D relating to Triton Energy Limited's Ordinary Shares previously was filed by the Reporting Person with the Securities and Exchange Commission on October 13, 1998.

                                  SCHEDULE 13D

CUSIP NO. G90751143                                                 PAGE 4 OF 12

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO. OF
    ABOVE PERSON

                           HM GP Partners IV Cayman, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

                           WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


                           Cayman Islands
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES                           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING                      4,937,363*
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                                    0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                                4,937,363*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                4,937,363*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                 98.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

                                  PN
--------------------------------------------------------------------------------

* Each 8% Convertible Preference Share referenced herein currently is convertible into four Ordinary Shares, par value $0.01 per share, of Triton Energy Limited, which Ordinary Shares may be deemed to be beneficially owned by HM GP Partners IV Cayman, L.P. A statement on
         Schedule 13D relating to Triton Energy Limited's Ordinary Shares previously was filed by the Reporting Person with the Securities and Exchange Commission on October 13, 1998.

                                  SCHEDULE 13D

CUSIP NO. G90751143                                                 PAGE 5 OF 12

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO. OF
    ABOVE PERSON

                           HM Fund IV Cayman, LLC
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

                           WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


                           Cayman Islands
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES                           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING                      4,937,363*
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                                    0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                                4,937,363*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                4,937,363*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                 98.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

              OO (Cayman Islands limited liability company)
--------------------------------------------------------------------------------

* Each 8% Convertible Preference Share referenced herein currently is convertible into four Ordinary Shares, par value $0.01 per share, of Triton Energy Limited, which Ordinary Shares may be deemed to be beneficially owned by HM Fund IV Cayman, LLC. A statement on Schedule 13D relating to Triton Energy Limited's Ordinary Shares previously was filed by the Reporting Person with the Securities and Exchange Commission on October 13, 1998.

                                  SCHEDULE 13D

CUSIP NO. G90751143                                                 PAGE 6 OF 12

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO. OF
    ABOVE PERSON

                           Thomas O. Hicks
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

                           PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                           State of Texas
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES                           0
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING                      4,937,363*
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                                    0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                                4,937,363*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                4,937,363*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                 98.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

                                  IN
--------------------------------------------------------------------------------

* Each 8% Convertible Preference Share referenced herein currently is convertible into four Ordinary Shares, par value $0.01 per share, of Triton Energy Limited, which Ordinary Shares may be deemed to be beneficially owned by Thomas O. Hicks. A statement on Schedule 13D relating to Triton Energy Limited's Ordinary Shares previously was filed by the Reporting Person with the Securities and Exchange Commission on October 13, 1998.

                                  Schedule 13D                      Page 7 of 12

ITEM 1.           SECURITY AND ISSUER

         The class of equity securities to which this statement on Schedule 13D relates is the 8% Convertible Preference Shares, par value $0.01 per share ("Preference Shares"), of Triton Energy Limited, a Cayman Islands company (the "Company"). Each Preference Share currently is convertible at any time at the option of the holder, prior to redemption by the Company, into four Ordinary Shares, par value $0.01 per share, of the Company ("Ordinary Shares"), subject to customary antidilution protections. The Preference Shares first become redeemable by the Company, at its option in whole but not in part, on September 30, 2001, provided the Ordinary Shares have traded at certain specified levels prior to redemption.

         The address of the Company's principal executive offices is Caledonian House, Mary Street, P. O. Box 1043, George Town, Grand Cayman, Cayman Islands.

ITEM 2.           IDENTITY AND BACKGROUND

         (a) through (f)

         This Schedule 13D is being filed by HM4 Triton, L.P., a Cayman Islands exempted limited partnership (the "Purchaser"); HM4/GP Partners Cayman, L.P., a Cayman Islands exempted limited partnership ("HM4/GP"); HM GP Partners IV Cayman, L.P., a Cayman Islands exempted limited partnership ("HM GP"); HM Fund IV Cayman, LLC, a Cayman Islands company (the "General Partner"); and Thomas O. Hicks, a United States citizen ("Hicks"; Purchaser, HM4/GP, HM GP, General Partner, and Hicks sometimes collectively referred to herein as the "Reporting Persons").

         The Purchaser is a limited partnership whose principal business is purchasing, acquiring, holding, voting, and selling or otherwise disposing of shares and share equivalents of the Company (see Item 4). HM4/GP is the general partner of the Purchaser; HM GP is the general partner of HM4/GP; General Partner is the general partner of HM GP; and Hicks is the sole shareholder of the General Partner. Hicks also is a controlling person, the Chairman of the Board and Chief Executive Officer of Hicks, Muse, Tate & Furst Incorporated ("HMT&F"), a private investment firm specializing in acquisitions, recapitalizations and other principal investing activities.

         The principal business and office address of each Reporting Person is 200 Crescent Court, Suite 1600, Dallas, Texas 75201.

         None of the Reporting Persons, during the last five years, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Purchaser utilized $127,575,000 of its working capital to purchase 1,822,500 Preference Shares on September 30, 1998, at $70.00 per share. In addition, the Purchaser utilized $218,040,410 of its working capital to purchase 3,114,863 additional Preference Shares on January 4, 1999, also at $70.00 per share. This working capital was provided by capital contributions to the Purchaser from HM4/GP and the limited partners of the Purchaser; HM4/GP obtained the funds contributed to Purchaser by capital contributions from HM GP and the limited partners of HM4/GP; HM GP obtained the funds contributed to HM4/GP by capital contributions from General Partner and the limited partners of HM GP; General Partner obtained the funds contributed to HM GP by capital contributions from Hicks; and Hicks obtained the funds contributed to General Partner from personal funds.

                                  Schedule 13D                      Page 8 of 12

ITEM 4.           PURPOSE OF THE TRANSACTION


         On August 31, 1998, the Company entered into a Stock Purchase Agreement (the "Purchase Agreement") with the Purchaser. Pursuant to the Purchase Agreement, on September 30, 1998, Purchaser acquired from the Company 1,822,500 Preference Shares (the "First Closing"), and, on January 4, 1999, Purchaser acquired from the Company an additional 3,114,863 Preference Shares (the "Second Closing"). The Purchase Agreement is filed as Exhibit 10.1 to this Schedule 13D.

         The purpose of the acquisition of the Preference Shares pursuant to the Purchase Agreement was to implement the Purchaser's plan to obtain a substantial interest in the Company for investment purposes.

         (a) The 4,937,363 Preference Shares reported herein as beneficially owned by the Reporting Persons will accumulate dividends at the rate of 8% per annum, payable semi-annually in cash or in additional Preference Shares (at the rate of one additional Preference Share for every $70 of accumulated dividends). To the extent dividends on the Preference Shares are not paid in cash, such dividends are required to be paid in additional Preference Shares, to the extent legally available for such purpose. The Company has reserved 6,000,000 additional Preference Shares which may be utilized to pay such dividends. Therefore, the Reporting Persons will acquire additional Preference Shares to the extent the dividends on Preference Shares are paid in additional Preference Shares.

         (b) and (c) Pursuant to the Purchase Agreement, the Company and the Purchaser entered into a Shareholders Agreement (the "Shareholders Agreement") at the time of the First Closing which, among other things, requires the consent of Purchaser (and its designated transferees, if any) to (i) any merger, reorganization or similar extraordinary transaction of the Company or its subsidiaries or (ii) any sale of assets comprising in excess of 50% of the market value of the assets of the Company and its subsidiaries or any dissolution or liquidation of the Company or any subsidiary, in each case for so long as Purchaser and its affiliates continue to own securities of the issuer representing at least 50% of Purchaser's investment pursuant to the Purchase Agreement or 10% of the fully-diluted outstanding Ordinary Shares. See Section
4.3 of the Shareholders Agreement filed as Exhibit 10.2 to this Schedule 13D.

         Except as set forth in Section 4.3 of the Shareholders Agreement, the Reporting Persons have no current plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization, liquidation or sale or transfer of a material amount of assets by the Company or any of its subsidiaries.

         (d) Pursuant to the Shareholders Agreement, at the First Closing the size of the Company's Board of Directors was set at ten and the Purchaser was given the right to designate for nomination for election to the Company's Board of Directors four out of such ten directors. If the number of members on the Company's Board decreases or increases, the Purchaser and its transferees will be entitled to designate for nomination for election a number of Board members to maintain its percentage representation on the Board. This right to designate directors will be reduced in the event Purchaser's and its affiliates' aggregate beneficial ownership of Ordinary Shares falls below certain thresholds set forth in the Shareholders Agreement. The rights of Purchaser to designate members for nomination to the Company's Board of Directors are set forth in Section 4.1 of the Shareholders Agreement filed as Exhibit 10.2 to this Schedule 13D. On September 30, 1998, as of the First Closing, the following designees of Purchaser were appointed to the Company's Board of Directors to fill existing vacancies: Thomas O. Hicks, Jack D. Furst, C. Richard Vermillion and J. Otis Winters.

         (e), (f), (g), (h), (i) and (j) The Reporting Persons have no current plans or proposals which relate to or would result in (i) any other material change to the Company's business or corporate structure, (ii) any changes in the Company's articles of incorporation or bylaws, or, subject to the matters discussed in paragraph (d) of this Item 4, other actions that may impede the acquisition or control of the Company by any person, (iii) a class of securities of the Company being delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (iv) a class of equity securities of the Company

                                  Schedule 13D                      Page 9 of 12

becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (v) any action similar to any of the foregoing.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a) and (b) The Purchaser is the record owner of 4,937,363 Preference Shares, or 98.7% of the issued and outstanding Preference Shares.

         As a result of the relationship of Hicks to the General Partner, the General Partner to HM GP, HM GP to HM 4/GP, and HM4/GP to the Purchaser, each Reporting Person may be deemed to have shared power to vote, or direct the vote of, and to dispose, or direct the disposition of, the Preference Shares owned by Purchaser.

         (c) On January 4, 1999, Purchaser acquired a total of 3,114,863 Preference Shares, at a price of $70.00 per share, from the Company pursuant to the Purchase Agreement at the Second Closing, which Preference Shares currently are convertible into 12,459,452 Ordinary Shares.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Preference Shares held of record or beneficially by Purchaser.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The following summaries of the Shareholders Agreement, Monitoring and Oversight Agreement, and Financial Advisory Agreement are qualified in their entirety by reference to such agreements, copies of which are filed herewith as Exhibits 10.1, 10.2, 10.3 and 10.4, respectively, and incorporated herein by reference.

         Shareholders Agreement. Pursuant to the terms of the Purchase Agreement, the Company and the Purchaser entered into the Shareholders Agreement at the First Closing. The Shareholders Agreement provides the Purchaser and certain designated transferees with certain piggyback and, at any time after September 30, 1999, demand registration rights. The Company will pay all costs of registration except for underwriting discounts and commissions and transfer taxes.

         During the one-year period following the date of the Shareholders Agreement, subject to certain exceptions, the Purchaser may not transfer any Preference Shares or Ordinary Shares held by Purchaser without the Company's prior written consent. In addition, until the earlier of September 30, 2003, or the date on which the Purchaser and its affiliates own less than 10% of the Company's then outstanding Ordinary Shares (assuming conversion of all Ordinary Share equivalents, including all Preference Shares, then held by Purchaser and its affiliates) the Company has a right of first refusal with respect to any sale other than a permitted transfer by Purchaser or its affiliates of Preference Shares and/or Ordinary Shares representing, in the aggregate, more than 9.9% of the outstanding Ordinary Shares (assuming conversion of all Ordinary share equivalents, including all Preference Shares, then held by Purchaser and its affiliates proposed to be sold) to any one buyer or related group of buyers.

         See also responses to Item 4(b) and (c) and Item 4(d), incorporated herein by reference.

         Monitoring and Oversight Agreement. On September 30, 1998, the Company and Hicks, Muse & Co. Partners, L.P., a Texas limited partnership ("HMCo"), entered into a Monitoring and Oversight Agreement (the "Monitoring and

                                  Schedule 13D                     Page 10 of 12

Oversight Agreement"). HM Partners Inc., in which Hicks owns a majority interest, is the general partner of HMCo. Hicks also is a limited partner of HMCo. Pursuant to the Monitoring and Oversight Agreement, the Company has retained HMCo to provide, and HMCo has agreed to provide, financial oversight and monitoring services to the Company as requested for the term of the Monitoring and Oversight Agreement. The term of the Monitoring and Oversight Agreement continues until the earlier to occur of September 30, 2008, or the date on which the Purchaser and its Affiliates cease to own beneficially, directly or indirectly, at least 5% of the Company's outstanding Ordinary Shares (determined after giving effect to the conversion of all Preference Shares held by Purchaser and its Affiliates at the conversion rate thereof in effect as of any date of termination). As compensation for HMCo's services under the Monitoring and Oversight Agreement, the Company shall pay to HMCo, in addition to reasonable expenses, an annual fee of $500,000.

         Financial Advisory Agreement. On August 31, 1998, the Company and HMCo entered into a Financial Advisory Agreement (the "Financial Advisory Agreement"). Pursuant to the Financial Advisory Agreement, HMCo has been engaged to render financial advisory services to the Company and its subsidiaries in connection with the negotiation of the Purchaser's purchase of the Preference Shares and also to render financial advisory, investment banking and other similar services to the Company and its subsidiaries with respect to any future proposals for certain transactions that may be engaged in by the Company. The term of the Financial Advisory Agreement continues until the earlier to occur of August 31, 2008, or the date on which the Purchaser and its affiliates cease to own beneficially, directly or indirectly, at least 5% of the outstanding Ordinary Shares (determined after giving effect to the conversion of all Preference Shares held by the Purchaser and its affiliates at the conversion rate thereof in effect as of any date of determination).

         As compensation for HMCo's services as financial advisor to the Company and its subsidiaries in connection with the Purchaser's purchase of the Preference Shares, at the First Closing the Company paid HMCo a fee in the amount of $9,551,500. Under the Financial Advisory Agreement, HMCo is entitled to receive additional compensation at the lesser of current market fees or 1.5% of the transaction value for financial advisory, investment banking, and other similar services rendered to the Company in connection with certain transactions, unless the Company elects not to engage a financial advisor in connection with such transactions; provided that such fees will be divided equally between HMCo and any additional financial advisor that may be engaged by the Company with respect to any such transaction. At the Second Closing, the Company paid HMCo an additional fee in the amount of $4,360,808 as compensation for HMCo's services as financial advisor to the Company in connection with the Purchaser's purchase of the Preference Shares.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

         10.1 Stock Purchase Agreement, dated August 31, 1998, by and between Triton Energy Limited and HM4 Triton, L.P. (incorporated by reference to Exhibit 10.1 to Schedule 13D relating to Triton Energy Limited's Ordinary Shares, filed by the Reporting Persons with the Securities and Exchange Commission on October 13, 1998), as amended by Amendment No.1 to Stock Purchase Agreement dated November 22, 1998, by and between Triton Energy Limited and HM4 Triton, L.P. (incorporated by reference to Exhibit 10.7 to Schedule 13D/A (Amendment No. 3) relating to Triton Energy Limited's Ordinary Shares, filed by the Reporting Persons with the Securities and Exchange Commission on January 5, 1999)(1)

         10.2 Shareholders Agreement, dated September 30, 1998, by and between Triton Energy Limited and HM4 Triton, L.P. (incorporated by reference to Exhibit 10.2 to Schedule 13D relating to Triton Energy Limited's Ordinary Shares, filed by the Reporting Persons with the Securities and Exchange Commission on October 13, 1998).

         10.3 Monitoring and Oversight Agreement, dated September 30, 1998, by and between Triton Energy Limited and Hicks, Muse & Co. Partners, L.P. (incorporated by reference to Exhibit 10.3 to
                  Schedule 13D relating to Triton Energy Limited's Ordinary Shares, filed by the Reporting Persons with the Securities and Exchange Commission on October 13, 1998).

                                  Schedule 13D                     Page 11 of 12

         10.4 Financial Advisory Agreement, dated August 31, 1998, by and between Triton Energy Limited and Hicks, Muse & Co. Partners, L.P. (incorporated by reference to Exhibit 10.4 to Schedule 13D relating to Triton Energy Limited's Ordinary Shares, filed by the Reporting Persons with the Securities and Exchange Commission on October 13, 1998).

         24.1     Power of Attorney for Thomas O. Hicks (filed as Exhibit 2 to
                  Schedule 13D relating to Coho Energy, Inc., filed with the Securities and Exchange Commission on May 20, 1998).

         24.2 Power of Attorney for HM4/GP Partners Cayman, L.P. (incorporated by reference to Exhibit 24.2 to Schedule 13D relating to Triton Energy Limited's Ordinary Shares, filed with the Securities and Exchange Commission on October 13,
                  1998).

         24.3 Power of Attorney for HM GP Partners IV Cayman, L.P. (incorporated by reference to Exhibit 24.3 to Schedule 13D relating to Triton Energy Limited's Ordinary Shares, filed with the Securities and Exchange Commission on October 13,
                  1998).

         24.4 Power of Attorney for HM Fund IV Cayman, LLC. (incorporated by reference to Exhibit 24.4 to Schedule 13D relating to Triton Energy Limited's Ordinary Shares, filed with the Securities and Exchange Commission on October 13, 1998).

         24.5 Power of Attorney for HM4 Triton, L.P. (incorporated by reference to Exhibit 24.5 to Schedule 13D relating to Triton Energy Limited's Ordinary Shares, filed with the Securities and Exchange Commission on October 13, 1998).

       * 99.1 Joint filing Agreement dated January 5, 1999, among HM4 Triton, L.P., HM Fund IV Cayman, LLC, HM GP Partners IV Cayman, L.P., HM4/GP Partners Cayman, L.P. and Thomas O. Hicks.

---------------------
*        Filed herewith

(1) The Stock Purchase Agreement was filed without attached exhibits and schedules, but such omitted exhibits and schedules will be provided by the Purchaser upon written request.

                                  SCHEDULE 13D                     Page 12 of 12


                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated January 5, 1999                    HM4 TRITON, L.P.



                                         By:  /s/ MICHAEL D. SALIM
                                              ----------------------------------
                                              Michael D. Salim, Attorney-in-Fact


Dated January 5, 1999                    THOMAS O. HICKS


                                         /s/ MICHAEL D. SALIM
                                         ---------------------------------------
                                         By:  Michael D. Salim, Attorney-in-Fact


Dated January 5, 1999                    HM4/GP PARTNERS CAYMAN, L.P.


                                         /s/ MICHAEL D. SALIM
                                         ---------------------------------------
                                         By:  Michael D. Salim, Attorney-in-Fact


Dated January 5, 1999                    HM GP PARTNERS IV CAYMAN, L.P.


                                         /s/ MICHAEL D. SALIM
                                         ---------------------------------------
                                         By:  Michael D. Salim, Attorney-in-Fact


Dated January 5, 1999                    HM FUND IV CAYMAN, LLC


                                         /s/ MICHAEL D. SALIM
                                         ---------------------------------------
                                         By:  Michael D. Salim, Attorney-in-Fact

CUSIP NO. G90751143                 SCHEDULE 13D

                                  EXHIBIT INDEX

EXHIBIT
  NO.                       DESCRIPTION
-------                     -----------
         10.1     Stock Purchase Agreement, dated August 31, 1998, by and
                  between Triton Energy Limited and HM4 Triton, L.P.
                  (incorporated by reference to Exhibit 10.1 to Schedule 13D relating to Triton Energy Limited's Ordinary Shares, filed by the Reporting Persons with the Securities and Exchange
                  Commission on October 13, 1998), as amended by Amendment No. 1 to Stock Purchase Agreement dated November 22, 1998, by and between Triton Energy Limited and HM4 Triton, L.P.
                  (incorporated by reference to Exhibit 10.7 to Schedule 13D/A
                  (Amendment No. 3) relating to Triton Energy Limited's Ordinary
                  Shares, filed by the Reporting Persons with the Securities and
                  Exchange Commission on January 5, 1999)(1)

         10.2 Shareholders Agreement, dated September 30, 1998, by and between Triton Energy Limited and HM4 Triton, L.P.
                  (incorporated by reference to Exhibit 10.2 to Schedule 13D relating to Triton Energy Limited's Ordinary Shares, filed by the Reporting Persons with the Securities and Exchange
                  Commission on October 13, 1998).

         10.3 Monitoring and Oversight Agreement, dated September 30, 1998, by and between Triton Energy Limited and Hicks, Muse & Co.
                  Partners, L.P. (incorporated by reference to Exhibit 10.3 to
                  Schedule 13D relating to Triton Energy Limited's Ordinary
                  Shares, filed by the Reporting Persons with the Securities and Exchange Commission on October 13, 1998).

         10.4 Financial Advisory Agreement, dated August 31, 1998, by and between Triton Energy Limited and Hicks, Muse & Co. Partners,
                  L.P. (incorporated by reference to Exhibit 10.4 to Schedule
                  13D relating to Triton Energy Limited's Ordinary Shares, filed by the Reporting Persons with the Securities and Exchange
                  Commission on October 13, 1998).

         24.1     Power of Attorney for Thomas O. Hicks (filed as Exhibit 2 to
                  Schedule 13D relating to Coho Energy, Inc., filed with the Securities and Exchange Commission on May 20, 1998).

         24.2     Power of Attorney for HM4/GP Partners Cayman, L.P.
                  (incorporated by reference to Exhibit 24.2 to Schedule 13D relating to Triton Energy Limited's Ordinary Shares, filed with the Securities and Exchange Commission on October 13,
                  1998).

         24.3     Power of Attorney for HM GP Partners IV Cayman, L.P.
                  (incorporated by reference to Exhibit 24.3 to Schedule 13D relating to Triton Energy Limited's Ordinary Shares, filed with the Securities and Exchange Commission on October 13,
                  1998).

         24.4 Power of Attorney for HM Fund IV Cayman, LLC. (incorporated by reference to Exhibit 24.4 to Schedule 13D relating to Triton
                  Energy Limited's Ordinary Shares, filed with the Securities and Exchange Commission on October 13, 1998).

         24.5 Power of Attorney for HM4 Triton, L.P. (incorporated by reference to Exhibit 24.5 to Schedule 13D relating to Triton
                  Energy Limited's Ordinary Shares, filed with the Securities and Exchange Commission on October 13, 1998).

        *99.1     Joint filing Agreement dated January 5, 1999, among HM4
                  Triton, L.P., HM Fund IV Cayman, LLC, HM GP Partners IV
                  Cayman, L.P., HM4/GP Partners Cayman, L.P. and Thomas O.
                  Hicks.

----------------------------
*        Filed herewith.

(1) The Stock Purchase Agreement was filed without attached exhibits and schedules, but such omitted exhibits and schedules will be provided by the Purchaser upon written request.